RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

January 11, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds

Re:	RadNet, Inc.
Registration Statement on Form S-4
File No.: 333-169107

Ladies and Gentlemen:

RadNet, Inc., a Delaware corporation (the "Company"), pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of the Company be accelerated so that the Registration Statement may become effective at 3:00 p.m. New York time on January 13, 2011, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

Pursuant to this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact Linda Michaelson or Louis Lehot, each of Sheppard, Mullin, Richter & Hampton LLP, at (310) 228-3711 or (650) 815-2640, respectively.

[Signature Page Follows]

Very truly yours, RADNET, INC. (for itself and the Guarantor Registrants)

By:	/S/ JEFFERY L. LINDEN
Name:	Jeffrey L. Linden
Title:	Executive Vice President and General Counsel